

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2012

<u>Via E-mail</u>
Christine A. Tsingos
Chief Financial Officer
Bio-Rad Laboratories, Inc.
1000 Alfred Nobel Drive
Hercules, California   94547

> **Re: Bio-Rad Laboratories, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 001-07928**

Dear Ms. Tsingos:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief